1775 | Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

November 16, 2011

VIA EDGAR

Brick Barrientos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Trust” or “Registrant”) File Nos. 033-12113, 811-05028

Dear Mr. Barrientos:

In an October 28, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 218 (“PEA 218”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on September 13, 2011. PEA 218 was filed to register Class D, Class A, and Class C shares of the PIMCO Emerging Markets Corporate Bond Fund (the “Fund”), an existing series of the Registrant. Capitalized terms used below that are undefined have the same meaning as set forth in PEA 218. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectuses

Comment 1: Fund Summary – Complete the fee tables and related footnotes and provide copies of such fee tables and footnotes in correspondence to the Staff prior to the filing’s effectiveness.

Response: Comment accepted. Please see correspondence from Adam T. Teufel, Dechert LLP, to Brick Barrientos, Division of Investment Management, SEC, dated November 9, 2011, in which we provided completed fee tables and footnotes, as of November 9, 2011.

Comment 2: Fund Summary – The Fund has an 80% policy that relates to investments in “Fixed Income Instruments.” Revise the 80% policy to apply to “bonds” as the Fund includes “bond” in its name.

Response: The Registrant does not believe that the Fund’s use of the term “Fixed Income Instruments” rather than “bond” in describing the Fund’s investments raises any issue under Rule 35d-1. The Staff has stated that for the purposes of Section 35(d), investing in “debt instruments”

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is sufficient for funds with “bond” in their names. Specifically, the Staff’s generic comment letter of February 25, 1994 states that “…a fund using the term ‘bond’ in its name satisfies the requirements of Section 35(d) of the Investment Company Act of 1940 (“1940 Act”) and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments.”

The capitalized term “Fixed Income Instruments” is defined prominently at the beginning of the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus to include a variety of debt instruments. The Registrant believes that this disclosure adequately describes what the Fund considers to be a “bond” for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Comment 3: Fund Summary – How does the Fund value derivatives for purposes of complying with its 80% policy?

Response: The Fund will typically count each applicable derivative instrument’s market value (not notional value) for purposes of determining compliance with the Fund’s 80% policy. In connection with credit default swaps in which the Fund is selling protection, the Fund counts the full notional value of the swap for purposes of the Fund’s compliance with its 80% test. For additional information regarding how the Fund values its derivative investments generally, please see the “How Fund Shares Are Priced” section of the prospectus, which describes the process by which the Fund values its portfolio holdings, including derivatives.

Comment 4: Fund Summary – Provide a more detailed example of duration in the Principal Investment Strategies (i.e., similar to the example provided in the back of the prospectus).

Response: The Fund discloses the following within its Principal Investment Strategies:

The average portfolio duration of the Fund varies based on Pacific Investment Management Company LLC’s (“PIMCO”) forecast for interest rates and, under normal market conditions, is not expected to exceed ten years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

This discussion of duration is supplemented by a more complete discussion of duration within the Characteristics and Risks of Securities and Investment Techniques—Duration section of the Prospectus, which states:

Brick Barrientos November 16, 2011 Page 3

Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. Similarly, a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration. By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates, as well as the time until an interest rate is reset (in the case of variable-rate securities).

In light of both sections of disclosure, the Registrant believes the current disclosure regarding duration is adequate as is.

Comment 5: Fund Summary – Provide an objective definition of emerging market country, not “PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets.”

Response: The SAI discloses the following:

PIMCO has broad discretion to identify countries that it considers to qualify as emerging markets. In exercising such discretion, PIMCO identifies countries as emerging markets consistent with the strategic objectives of the particular Fund. For example, a Fund may consider a country to be an emerging market country based on a number of factors including, but not limited to, if the country is classified as an emerging or developing economy by any supranational organization such as the World Bank or the United Nations, or related entities, or if the country is considered an emerging market country for purposes of constructing emerging markets indices.

The Registrant believes this disclosure provides a more objective standard responsive to the Staff’s comment.

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Comment 6: Fund Summary – Consider revising Liquidity Risk to indicate that liquidity is a function of pricing (i.e., that liquidity risk is heightened to the extent the Fund values a security at too high a price).

Response: Liquidity Risk, as described in the Fund Summary, states:

Liquidity Risk: the risk that a particular investment may be difficult to purchase or sell and that the Fund may be unable to sell illiquid securities at an advantageous time or price or achieve its desired level of exposure to a certain sector

The more complete description of Liquidity Risk in the Description of Principal Risks section states:

Liquidity risk exists when particular investments are difficult to purchase or sell. Illiquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund has valued the securities. The Fund’s investments in illiquid securities may reduce the returns of the Fund because it may be unable to sell the illiquid securities at an advantageous time or price. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. In such cases, the Fund, due to limitations on investments in illiquid securities and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector. To the extent that the Fund’s principal investment strategies involve foreign (non-U.S.) securities, derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk.

In light of both sections of disclosure, the Registrant believes the current Liquidity Risk disclosure is adequate as is. Liquidity Risk, as indicated above, states “[i]lliquid securities are securities that cannot be disposed of within seven days in the ordinary course of business at approximately the value at which a Fund has valued the securities.” The Registrant believes this disclosure adequately informs investors that the Fund (a) assigns values to its securities (as described elsewhere in the Prospectus) and (b) may not be able to sell such securities in a timely manner at the price which they have been valued. Accordingly, the Registrant believes the disclosure clearly informs investors that illiquidity is in part a function of how accurately the Fund assigns values to (i.e., prices) the Fund’s portfolio holdings.

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Comment 7: Confirm that all of the Fund’s prospectus disclosure regarding derivatives is consistent with the observations made in the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) or revise the disclosure to the extent appropriate.

Response: The Registrant has reviewed the Letter to Karrie McMillan, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 30, 2010) and confirms that, in the Registrant’s opinion, the Fund’s derivatives disclosure is consistent with the observations made in the Letter.

To the extent the Fund uses derivatives as part of its principal investment strategies, or such use subjects the Fund to a principal risk, the Registrant believes both the Principal Investment Strategies and Principal Risks sections (i) adequately discuss such derivatives, (ii) do not include extraneous discussion of derivatives that are not part of the Fund’s principal investment strategies or risks, and (iii) adequately address the purposes for the use of such derivatives.

The Fund provides a summary of the types of derivatives used within its Principal Investment Strategies section. The disclosure provided in this section is only a summary and is limited to the securities and instruments used in furtherance of the Fund’s principal investment strategies. The Fund may use a variety of different derivative instruments from time to time for a variety of different purposes, including, but not limited to, risk management and in furtherance of the Fund’s investment strategies, both principal and secondary. It would be impossible to identify each type of derivative instrument that may be used, and the various purposes for such use given a continually changing investment landscape, within the confines of a summary of principal investment strategies. The Description of Principal Risks section following the Fund Summaries is more detailed, but is inherently limited to a discussion of derivatives in the context of what factors constitute a principal risk to the Fund.

Although the Registrant does not believe it appropriate to include a full description of each type of derivative used and the purposes thereof within the Fund Summary, the Registrant notes that more complete disclosure is found elsewhere in the registration statement. For example, the Description of Principal Risks section of the prospectus provides a more complete description of the principal risks of derivatives exposure. Still more detailed disclosure regarding derivatives, and their risks, is found in both the Characteristics and Risks of Securities and Investment Techniques section of the prospectus and the Investment Objectives and Policies section of the SAI. The Registrant believes that this presentation of derivatives disclosure throughout the registration statement – beginning with a summary in the Fund Summary and providing successively more detail in each of three separate sections of the prospectus and SAI that follow – is an appropriate presentation of the types of derivatives used, the purposes thereof and the attendant risks.

Brick Barrientos November 16, 2011 Page 6

Comment 8: Fund Summary – Leveraging Risk mentions “reverse repurchase agreements, loans of portfolio securities, and the use of when-issued, delayed delivery or forward commitment transactions, or derivative instruments.” Add discussion of these instruments to the Principal Investment Strategies section to the extent not already discussed therein.

Response: With the exception of loans of portfolio securities, each of these instruments and investment techniques are discussed in the Fund’s Principal Investment Strategies – either directly or by reference to Fixed Income Instruments, which, as defined in the back of the Prospectus, includes certain of these instruments and techniques (see the Characteristics and Risks of Securities and Investment Techniques—Fixed Income Instruments section). Loans of portfolio securities are not a principal investment strategy of the Fund. To the extent the Fund engages in securities lending, such activities may give rise to leverage, which, in combination with the other instruments and techniques discussed above, contributes to the Fund’s leverage, thereby increasing Leveraging Risk.

Comment 9: Following the Fund Summaries, consider adding a description of principal investment strategies consistent with the requirements of Item 9(b) of Form N-1A.

Response: In response to Item 9(b)(1), the Registrant currently describes the Fund’s principal investment strategies, including the particular types of securities in which the Fund principally invests, in the Fund Summary under the heading Principal Investment Strategies. Additional information regarding the Fund’s principal investment strategies is provided in the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus. In response to Item 9(b)(2), the Registrant explains in general terms how the portfolio manager decides which securities to buy and sell in the Fund’s Principal Investment Strategies section. Additional disclosure is included under the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus, in particular the Securities Selection subsection.

Comment 10: Description of Principal Risks—Liquidity Risk – Include in this risk description a discussion of the 15% limit on the Fund’s investment in illiquid securities.

Response: Liquidity Risk includes multiple references to “illiquid securities” in bold type. As indicated in the preamble to this section, securities and investment techniques mentioned in this section that appear in bold type are described in greater detail under the Characteristics and Risks of Securities and Investment Techniques section of the Prospectus. The Illiquid Securities sub-section states the following:

Brick Barrientos November 16, 2011 Page 7

The Fund may invest up to 15% of its net assets (taken at the time of investment) in illiquid securities. Certain illiquid securities may require pricing at fair value as determined in good faith under the supervision of the Board of Trustees. A portfolio manager may be subject to significant delays in disposing of illiquid securities, and transactions in illiquid securities may entail registration expenses and other transaction costs that are higher than those for transactions in liquid securities. The term “illiquid securities” for this purpose means securities that cannot be disposed of within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities. Restricted securities, i.e., securities subject to legal or contractual restrictions on resale, may be illiquid. However, some restricted securities (such as securities issued pursuant to Rule 144A under the Securities Act of 1933, as amended, and certain commercial paper) may be treated as liquid, although they may be less liquid than registered securities traded on established secondary markets.

Comment 11: Individual Portfolio Manager – Item 10(a)(2) of Form N-1A requires that the “Portfolio Manager’s business experience during the past 5 years” be disclosed. Accordingly, update the Portfolio Manager’s Recent Professional Experience to indicate her specific roles or responsibilities from 2006 to present.

Response: The portfolio manager’s Recent Professional Experience states that she joined PIMCO in 2008 as a member of PIMCO’s emerging markets portfolio management team. This section goes on to describe specific positions held by the portfolio manager at prior employers for a period covering more than the past five years. Accordingly, the Registrant believes this disclosure is responsive to the Item 10(a)(2) requirement to “state the Portfolio Manager’s business experience during the past 5 years.”

Comment 12: Characteristics and Risks of Securities and Investment Techniques – Consider revising this section to more clearly differentiate which investment strategies and risks are principal or secondary in nature.

Response: The introduction to the Characteristics and Risks of Securities and Investment Techniques section states that “[t]his section provides additional information about some of the principal investments and related risks of the Fund described under ‘Fund Summary’ and ‘Description of Principal Risks’ above. It also describes characteristics and risks of additional securities and investment techniques that may be used by the Fund from time to time.”

The Description of Principal Risks section, immediately following the Fund Summary, only discusses those securities and investment techniques which may constitute a principal risk to the Fund. To the extent additional discussion of such principal strategies and risks is provided in the

Brick Barrientos November 16, 2011 Page 8

Characteristics and Risks of Securities and Investment Techniques section, the Description of Principal Risks section prominently identifies such securities and techniques in bold type. The introduction to the Description of Principal Risks section makes clear that bold type is used so that investors may easily cross-reference additional discussion of principal strategies and risks in the Characteristics and Risks of Securities and Investment Techniques section. All other discussion in the Characteristics and Risks of Securities and Investment Techniques section (i.e., securities and techniques not discussed in the Fund Summary or Description of Principal Risks section) addresses non-principal strategies and risks.

The Registrant believes the typical investor will refer to the Fund Summary or Description of Principal Risks section first, each more prominently placed towards the front of the Prospectus, for information on the principal strategies and risks of the Fund. To the extent an investor seeks additional information regarding such principal strategies and risks, cross-referencing by bold type provides the investor an easy method to identify which securities and techniques within the Characteristics and Risks of Securities and Investment Techniques section constitute principal strategies and risks. To the extent any securities or techniques are discussed in the first instance in the Characteristics and Risks of Securities and Investment Techniques section, the Registrant believes the introductory narrative to this section makes clear that the investor should understand such disclosure to relate to non-principal strategies and risks.

Comment 13: Characteristics and Risks of Securities and Investment Techniques—Foreign (Non-U.S.) Securities – This section indicates that PIMCO may consider an instrument economically tied to a non-U.S. country if the issuer is “organized under the laws of a non-U.S. country.” How does “organized under” expose the issuer to the economic fortunes and risks of that non-U.S. country?

Response: For funds that have a policy to invest at least 80% of their assets in investments economically tied to emerging market countries, Rule 35d-1 requires that those funds disclose in their prospectus the specific criteria that are used to select investments that meet this standard.1 The release adopting Rule 35d-1 provides that in order for an investment to be “economically tied” to emerging market countries, such an investment must expose the fund’s assets to the economic fortunes and risks of emerging market countries.2 This approach was designed to

[1]	Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).
[2]	Id.

Brick Barrientos November 16, 2011 Page 9

provide funds with greater flexibility than the policy initially suggested in the proposing release, which would have required funds to invest in securities that met one of three specified criteria.3

The Registrant believes where a Fund invests in instruments of issuers that are organized under the laws of emerging market countries, the Fund gains exposure to the economic fortunes and risks of those countries. Although global economies and financial markets are increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of emerging market countries may expose the Fund to various emerging markets risks, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability. In addition, with respect to certain money market instruments, the Registrant also believes it is appropriate to look to the guarantor’s country of organization, as the country-specific factors discussed above may affect the credit quality of and/or risks associated with such an instrument.

The Registrant believes that the criteria in the Proposing Release are instructive as to whether an investment in an issuer organized under the laws of an emerging market country provides the requisite exposure to the economic fortunes and risks of the emerging market country. The Registrant notes that one of the criteria found in the Proposing Release permitted a fund to invest in securities of issuers organized under the laws of the country or of a country within the geographic region suggested by the fund’s name.4 In fact, the Staff has consistently permitted funds to include as qualifying assets, for purposes of their non-U.S. asset test, investments in securities of issuers organized under the laws of non-U.S. countries.5

[3]

Investment Company Names, Release No. IC-22530 (Feb. 27, 1997) (the “Proposing Release”). Specifically, the investment would have to have been in: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the company’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the company’s name; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the company’s name or that have at least 50% of their assets in that country or region.

[4]	Id. See also, e.g., Rule 3b-4 under the Securities Exchange Act of 1934, 17 CFR 240.3b-4, (defining a “foreign issuer”).
[5]	Letter to Registrants at II.A (Feb. 22, 1993).

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Comment 14: Financial Highlights – The Financial Highlights include a footnote indicating that the Fund’s portfolio turnover rate excludes investments in the PIMCO Short-Term Floating NAV Portfolio. Why?

Response: Shares of the PIMCO Short-Term Floating NAV Portfolio represent securities whose maturities or expiration dates at the time of acquisition were one year or less. Accordingly, shares of the Portfolio are excluded from the Fund’s Portfolio Turnover Rate consistent with the requirements of Instruction 4(d)(ii) of Item 13(a) of Form N-1A.

Statement of Additional Information

Comment 15: There is a sentence within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, and Post-Effective Amendment No. 200, as filed June 1, 2011. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,6 as supplemented by subsequent letters from PIMCO to the Staff.

Consistent with the position expressed in prior correspondence with the Staff, as of June 30, 2011 and until formal Staff guidance is published with respect to this issue, the Fund (and most other series of the Registrant) have adopted an internal operating policy limiting each fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

[6]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

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*            *             *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 218 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

November 16, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 218 to the Registrant’s registration statement under the Securities Act of 1933, as filed on September 13, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President

cc:	Brendan C. Fox, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC